09056939

SEC
Mail Processing
Section

APR 01 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTITUTIONAL CAPITAL Management

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 CityWest Blvd., Suite 700
(No. and Street)

HOUSTON, TX 77042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clay Thomas
(Name – *if individual, state last, first, middle name*)

2734 Sunrise Blvd, Suite 400 HOUSTON, TX 77042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Ritz, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTITUTIONAL CAPITAL Management, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President

Title

HEATHER C. CHEANEY
Notary Public, State of Texas
My Commission Expires
May 11, 2011

Heather C Cheaney

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clay Thomas, P.C.
Certified Public Accountant

P.O. Box 940814
Houston, Texas 77094
(713) 482-3920 (office)
(713) 482-3923 (fax)

Independent Auditor's Report

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

I have audited the balance sheet of Institutional Capital Management, Inc. as of December 31, 2008, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Institutional Capital Management, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Capital Management, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clay Thomas, P.C.

Clay Thomas, P.C.

March 30, 2009

clay.thomas@claythomaspc.com www.claythomaspc.com

Clay Thomas, P.C.
Certified Public Accountant

P.O. Box 940814
Houston, Texas 77094
(713) 482-3920 (office)
(713) 482-3923 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

In planning and performing my audit of the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2008, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Institutional Capital Management, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which

the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Institutional Capital Management, Inc.'s practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clay Thomas, P.C.

Clay Thomas, P.C.

March 30, 2009

Institutional Capital Management, Inc.
Balance Sheet
As of December 31, 2008

Assets

Current Assets		
	Cash	(801)
	Investments for Sale	20,468
	Total Current Assets	19,667
Fixed Assets		
	Furniture and Fixtures	16,794
	Equipment	56,324
	Computers	26,615
	Accumulated Depreciation	(58,312)
	Net Fixed Assets	41,421
Other Assets		
	Deposits	104,683
	Due from Related Parties	556,365
	Employee Receivables	81,338
	Total Other Assets	742,385
Total Assets		803,473

Liabilities and Stockholders' Equity

Current Liabilities		
	Accounts Payable	47,743
	Commissions Payable	31,279
	Federal Income Tax Payable	51,162
	ICM Credit Line	71,616
	Payroll Liabilities	944
	Total Current Liabilities	202,744
Stockholders' Equity		
	Common Stock ($.01 Par, 1,000,000 authorized, 27,500 issued and outstanding)	275
	Preferred Stock	32,106
	Additional Paid in Capital	616,127
	Treasury Stock - Common	(39,500)
	Retained Deficit	(8,280)
	Total Stockholders' Equity	600,729
Total Liabilities and Stockholders' Equity		803,473

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Statement of Operations
For the Year Ended December 31, 2008

Revenue	
Fixed Income Sales	1,094,598.29
Equity Sales	4,535.64
Miscellaneous Income	260,831.19
Total Revenue	1,359,965.12
Operating Expenses	
General and Administrative	436,152.10
Payroll and Related Expenses	33,306.51
Commissions	501,528.37
Clearing Charges	63,779.70
Selling Expense	7,368.35
Total Expenses	1,042,135.03
Income From Operations	317,830.09
Other Income (Expense)	
Interest Income	240.77
Unrealized Loss on Investments	(174,149.61)
Federal Income Tax	54,645.00
Interest Expense	3,803.67
Total Other Income (Expense)	(232,357.51)
Net Income	85,472.58

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	85,473
Adjustments to reconcile Net Loss	
to net cash provided by operating activities:	
Dain Rauscher - A/R	29,141
Due From Affiliates	(294,874)
Employee Receivables	(81,338)
Accounts Payable	(75,182)
Commissions Payable	7,360
Due to CNS Commissions	12,712
Federal Income Tax Payable	54,645
ICM Credit Line	(28,384)
Payroll Liabilities	944
Net cash provided by Operating Activities	(289,504)
CASH FLOWS FROM INVESTING ACTIVITIES	
Property Plant and Equipment	3,704
RBC Dain Investment Accounts	122,329
RJA Investment Account	731
SW Securities Investmetn Portfolio	(5,247)
Net cash provided by Investing Activities	121,516
FINANCING ACTIVITIES	
Additional paid in capital	169,692
Retained Earnings	(2,559)
Net cash provided by Financing Activities	167,133
Net cash increase for period	(854)
Cash at beginning of period	53
Cash at end of period	**(801)**

The information in the Notes to the Financial Statements is an integral part of these statements.

Clay Thomas, P.C.
Certified Public Accountant

P.O. Box 940814
Houston, Texas 77094
(713) 482-3920 (office)
(713) 482-3923 (fax)

Institutional Capital Management, Inc.
Notes to Financial Statements
December 31, 2008

Note A. Summary of Significant Accounting Policies

Business Activity

Institutional Capital Management, Inc. is a brokerage firm formed for the purpose of generating commissions through buying and selling securities for customers. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Cash Equivalents

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2008.

Accounts Receivable

Management considers all amounts recorded as trade receivables as fully collectible. As such, no allowance is provided. All amounts are due from a single hedge fund financial institution. We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We do not generally require collateral for our accounts receivable.

Equipment and Furniture

Equipment and furniture are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the useful lives of the respective assets, generally five years.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the company's tax return.

Revenue and Cost Recognition

The company prepares its books on the accrual basis of accounting. The company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Equipment and Furniture

Equipment, furniture, and leasehold improvements consisted of the following as of December 31, 2008.

Equipment	$ 56,324
Furniture and Fixtures	16,794
Computers	26,615
	99,733
Less: Accumulated Depreciation	(58,312)
Total	$41,421

Note C – Net Capital Requirements

The company is subject to a $5,000 minimum capital requirement or a minimum net capital required at 6-2/3% or aggregated indebtedness under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis; however as of December 31, 2008, the net capital was $44,364, which exceeded the required minimum capital by $39,364. The company's ratio of aggregated indebtedness to net capital was 457% at December 31, 2008.

Institutional Capital Management, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2008

Total Equity From Statement of Financial Condition	600,729
Less: Non-Allowable Assets:	
Statement of Financial Condition	556,365
Net Capital	44,364

Computation of Basic Net Capital Requirement

Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	2,958
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	39,364
Excess Net Capital at 1,000%	24,090

Computation Ratio of Aggregate Indebtedness to Net Capital

Total Liabilities (Per Statement of Financial Condition)	202,744
Percentage Aggregate Indebtedness to Net Capital	457%

Institutional Capital Management, Inc.
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2008

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	13,370
Net Audit Adjustments	30,994
Other Items	
Net Capital Per Above	44,364